RENAISSANCE OIL CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Renaissance Oil Corp. (“Renaissance” or the “Corporation”) will be held on Tuesday, December 8, 2015 at 10:00 a.m. (Vancouver time) at Suite 3123, 595 Burrard Street, Vancouver, B.C., V7X 1J1, for the following purposes:

1.

to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2014 and the report of the auditor thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to appoint Deloitte LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the stock option plan of the Corporation, as described in the accompanying management information circular; and

5

to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Your vote is important.

This notice is accompanied by a management information circular, and either a form of proxy for registered shareholders or a form of proxy or voting instruction form for beneficial shareholders, (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Corporation’s audited consolidated financial statements and management’s discussion and analysis and/or interim consolidated financial statements and management’s discussion and analysis by marking the appropriate box on the enclosed financial statement request card. The audited consolidated financial statements of the Corporation for the year ended December 31, 2014 can be found on SEDAR at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Corporation has, by resolution, fixed the close of business on November 3, 2015 as the record date, for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The Board of Directors of the Corporation has, by resolution, fixed 10:00 a.m. (Vancouver time) on December 4, 2015, or no later than 48 hours before the time of any adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment or postponement thereof must be deposited with the Corporation’s transfer agent.

DATED at Vancouver, British Columbia, this 3rd day of November, 2015.

BY ORDER OF THE BOARD

“Craig Steinke”
Craig Steinke Chief Executive Officer and Director